

September 19, 2013

<u>Via E-mail</u>
James F. Park
Chief Executive Officer
GeoPark Limited
Nuestra Senora de los Angeles 179
Las Condes, Santiago, Chile

> **Re: GeoPark Limited**
> **Registration Statement on Form F-1**
> **Filed September 9, 2013**
> **File No. 333-191068**

Dear Mr. Park:

We have reviewed your registration statement and letter dated September 9, 2013, and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by providing the requested information and either submitting an amended draft registration statement or publicly filing your registration statement on EDGAR. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing the information you provide in response to these comments and your amended draft registration statement or filed registration statement, we may have additional comments.

<u>Prospectus Inside Cover Page</u>

1.   Please revise your artwork to reflect a clear illustration of your product or business with concise language describing the illustrations. Artwork that does not convey the business purpose and language that strays beyond a limited scope is inappropriate. Please refer to Securities Act Forms Compliance and Disclosure Interpretation 101.02, available on our website.

<u>Prospectus Summary, page 1</u>

<u>Our operations, page 4</u>

2.   You disclose here and at page 36 that you have eight pending Brazilian concessions expected to be incorporated upon completion of your pending Brazil Acquisitions.

However, your description of your Brazil Acquisitions at page iii and elsewhere throughout the prospectus references seven new concessions. Please advise or revise.

3.   We note your inclusion of a cross-reference to the tabular disclosure of your assets at pages 7-8 in response to prior comment 9. Please tell us why your tabular disclosure does not include your working interest in the Arrendajo, Abanico and Cerrito blocks in Columbia. In addition, please clarify in the description of the map at page 5 that your Brazilian operations are pending.

Business, page 162

4.   Please provide objective, third party support for your statement that "[i]n Chile, [you] are the first and the largest non-state-controlled oil and gas producer."

Developed and undeveloped acreage, page 186

5.   Your response to comment 44 in our August 23, 2013 letter describes the developed and undeveloped acreage as "assignable to proved reserves". The applicable description is "assignable to productive wells" for developed acreage as prescribed in Item 1208(a) of Regulation S-K. Please revise your disclosure to comply with Item 1208.

Our customers, page 202

6.   We note your prior response to prior comment 27 and re-issue it in part. Please file the ENAP Oil Sales Agreement. In that regard, we note your disclosure at page 188 that "[i]f ENAP or Methanex ceased purchasing oil or natural gas altogether, the loss of such customer could have a detrimental effect on our production volumes in general and on our ability to find substitute customers to purchase our production volumes."

Principal shareholders, page 223

7.   Please revise your disclosure to reflect all shares held by Mr. Quamme. In that regard, we note that footnote 3 of your principal shareholders table indicates that Mr. Quamme holds an additional 5,871 shares that are not reflected in the table.

8.   We note your response to prior comment 23. Provide comparable information for IFC Equity.

Certain tax considerations, page 223

9.   Please revise this heading to delete the term "certain" therefrom and replace it with the term "material." In that regard, we note Exhibit 8.1 refers to statements in the prospectus under the caption "Material taxation considerations."

Selected Explanatory Notes, page F-10

Table 5—Net proved reserves of oil, condensate and natural gas, page F-77

10.   Your response to our prior comment 46 attributed your 2011 proved reserve revisions to lower performance and to reserve categorization from proved to probable. 2012 revisions were attributed to the reduction in contracted gas sales to the Methanex plant. Please amend your document to disclose this information.

11.   Your response to our prior comment 47 stated that you attributed proved developed reserves of 2.48 MMBOE to the 19.9 net productive wells drilled in 2012. Your response 41 indicates 1 MMBOE was added by extensions/discoveries to your 2012 PUD reserves. This 3.48 MMBOE addition (proved developed plus proved undeveloped) due to 2012 extensions/discoveries does not agree with the 2012 addition of 3.05 MMBOE (2670 MBO plus 2256 MMCFG) by extensions/discoveries on page F-77. Please reconcile this difference to us and amend your document if necessary.

Exhibit 5.1

12.   Please have counsel revise their opinion to delete the reservation that the term non-assessable be "subject to any contrary provision in any agreement in writing between the Company and the holder of shares" or tell us why you believe it is necessary and appropriate to file an opinion that is conditioned on this reservation.

Exhibit 8.1

13.   Please have counsel date their opinion.

Exhibit 23.5 – Consent of Ernst & Young Terco Auditores Independentes S.S.

14.   It does not appear that the consent from Ernst & Young Terco Auditores Independentes S.S. is dated. Please obtain and file a currently dated consent. Refer to Item 601(B)(23) of Regulation S-K.

        We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Act of 1933 and all applicable Securities Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

        Notwithstanding our comments, in the event you request acceleration of the effective date of the pending registration statement please provide a written statement from the company acknowledging that:

- should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

- the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

- the company may not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Please refer to Rules 460 and 461 regarding requests for acceleration. We will consider a written request for acceleration of the effective date of the registration statement as confirmation of the fact that those requesting acceleration are aware of their respective responsibilities under the Securities Act of 1933 and the Securities Exchange Act of 1934 as they relate to the proposed public offering of the securities specified in the above registration statement. Please allow adequate time for us to review any amendment prior to the requested effective date of the registration statement.

You may contact Donald Delaney, Staff Accountant, at (202) 551-3863 or Ethan Horowitz, Branch Chief at (202) 551-3311 if you have questions regarding comments on the financial statements and related matters. You may contact Ronald Winfrey, Petroleum Engineer, at (202) 551-3704 with questions about engineering comments. Please contact Karina V. Dorin, Staff Attorney, at (202) 551-3763 or me at (202) 551-3745 with any other questions.

Sincerely,

/s/H. Roger Schwall

H. Roger Schwall
Assistant Director

cc: Maurice Blanco
       Pedro Aylwin
       Juan Pablo Spoerer